UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of December, 2004

Commission File Number 0-29338

APT SATELLITE HOLDINGS LIMITED

(Registrant’s name)

22 Dai Kwai Street, Tai Po Industrial Estate, Tai Po, New Territories, Hong Kong

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑       Form 40-F ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☑

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

APT SATELLITE HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)

(Stock Code: 1045)

NON-EXEMPT CONTINUING CONNECTED TRANSACTIONS

Reference is made to two announcements of the Company, one dated 28 August 2003 in relation to certain transactions conducted between the Group and the SingTel Group which constituted connected transactions of the Company, and the other dated 10 September 2003 in relation to the Reorganisation.

The Directors expect that the Continuing Connected Transactions in relation to the provision and procurement of satellite transponder services and telecommunication services between the Group and the SingTel Group will continue in the ordinary and usual course of business of the Group and will extend over a period of time. As the proposed maximum aggregate value of the Continuing Connected Transactions for the financial year ending 31 December 2004 exceeds the Threshold, the Continuing Connected Transactions constitute non-exempt continuing connected transactions of the Company under the Listing Rules. For the purposes of governing the Continuing Connected Transactions and ensuring compliance with Chapter 14A of the Listing Rules, the Company entered into the Master Agreements with SingTel and its Associate on 1 December 2004 which will be subject to reporting, announcement and independent shareholders’ approval requirements under the Rule 14A.35 of the Listing Rules.

A circular containing, among others, the particulars of the Master Agreements, the Continuing Connected Transactions and the Annual Caps, a letter of recommendation from the Independent Board Committee, a letter of advice from the independent financial adviser and a notice convening the special general meeting of the Company to approve the Master Agreements and the transactions contemplated thereunder and the Annual Caps, will be dispatched to the shareholders of the Company as soon as practicable.

BACKGROUND

Reference is made to the Company’s announcement dated 28 August 2003 (the “2003 Announcement”) regarding certain connected transactions between the Group and the SingTel Group, and between APT Telecom and the SingTel Group.

Since APT Telecom is owned as to 55% indirectly by the Company and 45% by SingaSat, which is a wholly-owned subsidiary of SingTel, the transactions conducted between the Group and the SingTel Group, as well as those conducted between APT Telecom and the SingTel Group, constitute connected transactions of the Company under the Listing Rules.

As disclosed in the 2003 Announcement, the Group had entered into various transactions with the SingTel Group in respect of the procurement and provision of transponder services (the “Transponder Transactions”). On the other hand, APT Telecom had entered into various transactions with the SingTel Group for the procurement as well as provision of telecommunication services (the “APT Telecom Transactions”). As stated in the 2003 Announcement, the Company had applied to the Stock Exchange for a conditional waiver from strict compliance with the disclosure requirements in respect of, among others, each category of the Transponder Transactions and the APT Telecom Transactions under the relevant Listing Rules prevailing at that time, and such waiver was granted by the Stock Exchange on 15 September 2003.

As disclosed in the Company’s announcement dated 10 September 2003 in accordance with Rule 14.25(1) of the then Listing Rules in relation to the reorganisation of the business of APT Telecom (the “Reorganisation”), the Fixed Carrier Licence held by APT Telecom had been transferred to APTTS (which is a wholly-owned subsidiary of the Company), whereas the interests in certain submarine cable networks held by APT Telecom had been transferred to the SingTel Group. Accordingly, following the Reorganisation, APT Telecom no longer engages in the provision of telecommunication services related to the Fixed Carrier Licence. In addition, since the Group, through APTTS, has obtained the Fixed Carrier Licence, certain transactions in relation to the provision and procurement of telecommunication services which would otherwise be conducted between APT Telecom and the SingTel Group will continue to be conducted between the Group and the SingTel Group (the “Telecom Transactions”).

In addition to the agreement in relation to the leasing of transponders signed between the Group and the SingTel Group which was approved by the Independent Shareholders on 22 May 2003 and the sharing of administrative services (i.e. accounting and secretarial services) on a cost basis between the Group and APT Telecom, being an Associate of the SingTel Group, which is exempt from the reporting, announcement and independent shareholders’ approval requirements pursuant to Rule 14A.31(8) of the Listing Rules, the Directors expect that both the Transponder Transactions and the Telecom Transactions (altogether, the “Continuing Connected Transactions”) will continue in the ordinary and usual course of business of the Group and extend over a period of time. As all the Continuing Connected Transactions are now conducted between indirect wholly-owned subsidiaries of the Company and the SingTel Group, the proposed annual value of these Continuing Connected Transactions on an aggregate basis exceeds the Threshold. Accordingly, the Continuing Connected Transactions constitute non-exempt continuing connected transactions under the Listing Rules. For the purposes of governing the Continuing Connected Transactions and ensuring compliance with Chapter 14A of the Listing Rules, the Company entered into the Master Agreements with SingTel and its Associate on 1 December 2004 which will be subject to reporting, announcement and independent shareholders’ approval requirements under Rule 14A.35 of the Listing Rules.

CONTINUING CONNECTED TRANSACTIONS AND THE MASTER AGREEMENTS

The Group has entered, and will from time to time enter, into various transactions with the SingTel Group in respect of the provision as well as procurement of satellite transponder capacity. The Group has also entered, and will from time to time enter, into various transactions with the SingTel Group for the provision as well as procurement of telecommunication services. The telecommunication services provided by the Group to the SingTel Group mainly include VSAT (Very Small Aperture Terminal), facilities management services and wholesale voice services, while the telecommunication services procured from the SingTel Group mainly include data signal transmission services, wholesale voice services and leasing of cable circuits.

For the purposes of governing the Continuing Connected Transactions and ensuring compliance with Chapter 14A of the Listing Rules, the Company entered into the Master Agreements with SingTel and its Associate on 1 December 2004. Except for the parties to the agreements, the principal terms of the two Master Agreements are in principle identical to each other. The principal terms of the Master Agreements are as follows:

Parties:	the Company and SingTel; and the Company and C2C Pte Limited (an Associate of SingTel)
Condition precedent:	upon approval of the transactions contemplated under the Master Agreements by the Independent Shareholders at a general meeting of the shareholders of the Company
Services to be transacted:	the satellite transponder and any other satellite related services and telecommunications related services provided by the Group to the SingTel Group, or vice versa
Terms:	on normal commercial terms having regard to the particulars, quantity and duration of the services and other relevant conditions prevailing at the time of the transactions
Duration:	subject to the approval by the Independent Shareholders and the early termination by the parties to the agreements, the Master Agreements shall remain in force until 31 December 2006

All the Continuing Connected Transactions have been and will continue to be supported by written contracts between the relevant members of the Group and members of the SingTel Group, and the terms of which have been and will continue to be made in accordance with the Group’s pricing policy and negotiated on an arm’s length basis and on normal commercial terms between the Group and the SingTel Group or on terms no less favorable to the Group than terms available from independent third parties. In particular, the prices for the Transponder Transactions will continue to be arrived at after considering the market rate for the particular bandwidth (in terms of MHz) of satellite transponder to be utilised and the duration of such utilisation. As regards the Telecom Transactions, the prices will continue to be arrived at after considering the complexity of the services, the capacity and duration of the usage and the level of the technical support. It has been stipulated in the Master Agreements that the detailed terms set out in the business contracts shall not be inconsistent with the terms of the Master Agreements.

For each of the three financial years ended 31 December 2003, the aggregate value of the Transponder Transactions was approximately HK$20 million, HK$19 million and HK$20 million, respectively, and in the case of the APT Telecom Transactions, such aggregate value was approximately HK$20 million, HK$57 million and HK$10 million, respectively. The significant fluctuation in the aggregate value of the APT Telecom Transactions during the three financial years ended 31 December 2003 was mainly due to the performance of the general telecommunication market during such period. The telecommunication market recorded strong growth in 2000 and 2001, but took a downturn since late 2002 as a result of over-investments in the market as well as the sudden collapse of certain major global telecommunication companies leading to a severe price drop.

PROPOSED ANNUAL CAPS

For each of the three financial years ending 31 December 2006, the proposed maximum aggregate value for each of the Transponder Transactions and the Telecom Transactions (the “Annual Caps”) is as follows:

	Financial year ending 31 December
	2004	2005	2006
	HK$ million	HK$ million	HK$ million
Annual Cap proposed for the Transponder Transactions	15.00	18.00	32.00
Annual Cap proposed for the Telecom Transactions	2.00	9.00	11.00

The Board proposes that the aggregate value of the Transponder Transactions for the financial year ending 31 December 2004, 31 December 2005 and 31 December 2006 shall not exceed HK$15 million, HK$18 million and HK$32 million, respectively, and in the case of the Telecom Transactions for the same period, such aggregate value shall not exceed HK$2 million, HK$9 million and HK$11 million, respectively. The Annual Caps for each of the Transponder Transactions and the Telecom Transactions are determined by reference to (i) the historical value of the relevant transactions; (ii) the value of the relevant business contracts on hand; and (iii) the estimated demand for satellite broadcasting services and telecommunication services related to the Group’s business, particularly following the launch of the satellite “APSTAR V” on 29 June 2004 which is a high power satellite and has been constructed with a total of 54 transponders, of which the Group is entitled to utilise the capacity of up to 37 transponders, and as a result of the continuous economic development and rising living standards in the People’s Republic of China as well as the economic recovery in many countries in the Asia Pacific Region.

The proposed Annual Cap in respect of the Transponder Transactions for each of the financial years ending 31 December 2004 and 2005 of HK$15 million and HK$18 million, respectively, represents a slight decrease compared with the aggregate value of the Transponder Transactions for the financial year ended 31 December 2003. Such decrease is expected as the trading environment for the telecommunications industry remains difficult in 2004 and certain of the SingTel Group’s transponder service requirements in 2005 are expected to be satisfied under the aforesaid transponder service agreement between the Group and the SingTel Group dated 22 May 2003. On the other hand, the proposed Annual Cap in respect of the Transponder Transactions for the financial year ending 31 December 2006 of HK$32 million represents an increase of over 70% compared to the proposed Annual Cap for each of the preceding two financial years ending 31 December 2005. Such increase in 2006 is estimated on the basis of expected continuous economic development and recovery in the Asia Pacific Region as well as the addition of satellite “APSTAR VI” which is expected to be launched in early 2005 and to replace APSTAR IA which will expire in 2006/2007.

The proposed Annual Cap in respect of the Telecom Transactions for each of the three financial years ending 31 December 2006 of HK$2 million, HK$9 million and HK$11 million, respectively, represents a significant decrease compared with the aggregate value of the APT Telecom Transactions for each of the three financial years ended 31 December 2003. Such significant decrease is due to the fact that the interests in certain submarine cable networks previously held by APT Telecom were transferred to the SingTel Group under the Reorganisation and, thereafter, the Group no longer provides the telecommunication services related to such submarine cable networks. As a result, the value of the Telecom Transactions for each of the three financial years ending 31 December 2006 is expected to be substantially lower than those for the previous financial years.

REASONS FOR THE CONTINUING CONNECTED TRANSACTIONS AND THE MASTER AGREEMENTS

The principal businesses of both the Group and the SingTel Group include the provision of satellite transponder services and they each possess its own satellite transponder capacity. However, the footprint and capacities as well as other specifications of the satellite transponders of them may be different from each other. Therefore, the Group and the SingTel Group may from time to time be required to utilise the satellite transponders of each other in the ordinary course of their businesses.

As regards the telecommunication services, APTTS, a wholly-owned subsidiary of the Company, is principally engaged in the business of the satellite-based external telecommunication services such as VSAT, wholesale voice services under the Fixed Carrier Licence and its operations frequently require the utilisation of satellite transponder services and cable network services. Given the fact that the SingTel Group is one of the major providers of telecommunication services in the Asia Pacific region and has an extensive cable network, the Group, either through APTTS or other members of the Group, will occasionally be required to purchase cable network services from the SingTel Group in its ordinary course of business. On the other hand, following the reorganisation of the business of APT Telecom, the Fixed Carrier Licence has been transferred to APTTS, from which the SingTel Group may from time to time be required in its ordinary course of business to purchase such related services, such as wholesale voice services and VSAT.

The Continuing Connected Transactions have been and are expected to be conducted in the ordinary and usual course of business of the Group and on normal commercial terms. The Master Agreements was entered into between the Company and SingTel for the purposes of governing the Continuing Connected Transactions and ensuring compliance with Chapter 14A of the Listing Rules. The Directors (excluding the independent non-executive Directors whose opinions will be subject to the advice of the independent financial adviser) are of the view that the Master Agreements and the Continuing Connected Transactions are in the interests of the Company and its shareholders as a whole and the terms of the Master Agreements as well as the Annual Caps are fair and reasonable as far as the Company and its shareholders are concerned.

LISTING RULES REQUIREMENTS

As the estimated aggregate value of the Continuing Connected Transactions for the financial year ending 31 December 2004 exceeds the Threshold, the Continuing Connected Transactions constitute non-exempt continuing connected transactions of the Company under Rule 14A.35 of the Listing Rules. The Master Agreements, the purposes of which are to govern the Continuing Connected Transaction and to ensure compliance with Chapter 14A of the Listing Rules, are therefore subject to independent shareholders’ approval under Rule 14A.35(4), the annual review requirement under Rules 14A.37 to 14A.41 and the reporting requirements under Rules 14A.45 and 14A.46 of the Listing Rules, respectively.

The Board will therefore seek from the Independent Shareholders approval of the Master Agreements and the transactions contemplated thereunder and the Annual Caps for a period of three financial years ending 31 December 2006 on the following conditions:

a.	For the three financial years ending 31 December 2004, 31 December 2005 and 31 December 2006, the annual aggregate value of the Transponder Transactions will not exceed HK$15 million, HK$18 million and HK$32 million, respectively, and in the case of the Telecom Transactions, their annual aggregate value will not exceed HK$2 million, HK$9 million and HK$11 million, respectively.

b.	(i) The Continuing Connected Transactions have been and will continue to be entered into in the usual and ordinary course of business of the Group;

(ii)	The Continuing Connected Transactions have been and will continue to be conducted either (1) on normal commercial terms; or (2) if there is no available comparison, on terms no less favorable to the Group than terms available from independent third parties; and

(iii)	The Continuing Connected Transactions have been and will continue to be entered into in accordance with the Master Agreements governing them on terms that are fair and reasonable and in the interests of the shareholders of the Company as a whole.

c.	Brief details of the Continuing Connected Transactions will be disclosed in the Company’s next and each successive annual report, each accompanied with a statement of opinion of the independent non-executive Directors in such manner as referred to in paragraph (d) below.

d.	The independent non-executive Directors will review annually the Continuing Connected Transactions, and they will confirm in the Company’s annual report for the financial year in question that such Continuing Connected Transactions under their review were conducted in the manner as stated in paragraphs (a) and (b) above.

e.	The auditors of the Company will review annually the Continuing Connected Transactions, and confirm in a letter to the Board (a copy of which letter will be provided to the Stock Exchange at least 10 business days prior to the bulk printing of the annual report of the Company) in respect of each relevant period, during which the Continuing Connected Transactions were conducted, stating that:

(i)	the Continuing Connected Transactions have been approved by the Board;

(ii)	the Continuing Connected Transactions have been entered into in accordance with the terms of the Master Agreements;

(iii)	the value of the Continuing Connected Transactions has not exceeded their respective annual limits set out in paragraph (a) above; and

(iv)	the Continuing Connected Transactions have been entered into in accordance with the pricing policies of the Group,

and where for whatever reasons, if the auditors of the Company decline to accept the engagement or are unable to provide the auditors’ letter, the Board will contact the Listing Division of the Stock Exchange immediately.

f.	The Company will allow, and shall procure that the SingTel Group shall allow, the auditors of the Company sufficient access to the relevant records for the purpose of the auditors’ review and report as referred to in (e) above. The Board will state in the Company’s annual report for the financial year in question whether the auditors of the Company have confirmed the matters stated in (e) above.

g.	The Company will promptly notify the Stock Exchange and publish an announcement in the newspapers if it knows or has reason to believe that the independent non-executive Directors and/or the auditors of the Company will not be able to confirm the matters set out in (b) and/or (e) above respectively.

In addition, the Board will ensure that the Company will comply with all relevant requirements applicable to continuing connected transactions under the Listing Rules in effect from time to time.

GENERAL

The Group is principally engaged in the provision of satellite transponder services for the broadcasting and telecommunications sectors in the Asia Pacific Region. SingTel is principally engaged in the operation and provision of telecommunication systems and services and investment holding.

An independent board committee, comprising Messrs. Yuen Pak Yiu, Philip, Huan Guocang and Lui King Man, has been established to consider the terms of the Continuing Connected Transactions and the Annual Caps. An independent financial adviser will be appointed to advise the Independent Board Committee and the Independent Shareholders on whether the Master Agreements and the Continuing Connected Transactions are in the interests of the Company and its shareholders as a whole and on the fairness and reasonableness of the terms of the Master Agreements and the Annual Caps.

A circular containing, among others, the particulars of the Master Agreements, the Continuing Connected Transactions and the Annual Caps, a letter of recommendation from the Independent Board Committee, a letter of advice from the independent financial adviser and a notice convening the special general meeting of the Company to approve the Master Agreements and the transactions contemplated thereunder and the Annual Caps, will be dispatched to the shareholders of the Company as soon as practicable and within 21 days after publication of this announcement. In view of SingaSat’s interests in the Company, SingaSat and its Associates will abstain from voting at the special general meeting to be convened for this purpose. The votes of the Independent Shareholders in the special general meeting will be taken by poll.

DEFINITIONS

“APT International”	APT Satellite International Company Limited, a company incorporated in the British Virgin Islands on 4 October 1996 and is interested in approximately 51.83% of the Company. It is owned as to approximately 28.57% by SingaSat and the remaining 71.43% by four other parties (namely, approximately 28.57% by China Telecommunications Broadcast Satellite Corporation and approximately 14.29% by each of China Aerospace Science & Technology Corporation, CASIL Satellite Holdings Limited, and Kwang Hua Development and Investment Limited) who are independent of and not connected with the SingTel Group or its Associates.
“APT Telecom”	APT Satellite Telecommunications Limited, an indirect 55% owned subsidiary of the Company incorporated in Hong Kong on 9 February 2000 with limited liability and a jointly controlled entity formed in June 2000 under 55:45 equity ratio between the Group and SingaSat respectively
“APTTS”	APT Telecom Services Limited, an indirect wholly-owned subsidiary of the Company incorporated in Hong Kong with limited liability
“Associate(s)”	the same meaning as defined in the Listing Rules

“Board”	the board of Directors
“Company”	APT Satellite Holdings Limited, a company incorporated in Bermuda with limited liability and its shares are listed on the main board of the Stock Exchange
“Director(s)”	the director(s) of the Company
“Fixed Carrier Licence”	the Fixed Carrier Licence Number 21 issued on 2 June 2003 by the Office of the Telecommunication Authority of Hong Kong (“OFTA”) (converted from the Fixed Telecommunications Network Services Licence dated 19 June 2000 issued by OFTA to APT Telecom as amended on 18 December 2001)
“Group”	the Company and/or any of its subsidiaries excluding, for the purposes of this announcement, APT Telecom
“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China
“Independent Board Committee”	the independent committee of the Board consisting of Mr. Yuen Pak Yiu, Philip, Dr. Huan Guocang and Dr. Lui King Man, the independent non-executive Directors
“Independent Shareholders”	the shareholders of the Company other than SingaSat and its Associates
“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange
“Master Agreements”	the agreement dated 1 December 2004 entered into between the Company and SingTel in relation to the provision of satellite transponder and any other satellite related services and telecommunications related services by the Group to SingTel and Singapore Telecom Hong Kong Limited, or vice versa; and the agreement dated 1 December 2004 entered into between the Company and C2C Pte Limited (an Associate of SingTel) in relation to the provision of telecommunications related services by the Group to C2C Pte Limited and its subsidiary, or vice versa
“SingaSat”	Singasat Private Limited, a company incorporated in Singapore on 7 July 1994 with limited liability which, as at the date of this announcement, holds approximately 5.52% of the Company’s issued share capital and 28.57% of the issued share capital of APT International (which in turn holds approximately 51.83% of the issued share capital of the Company)
“SingTel”	Singapore Telecommunications Limited, a company incorporated in Singapore with limited liability and is the holding company of SingaSat
“SingTel Group”	SingTel and/or any of its subsidiaries including, where applicable, their Associates

“Stock Exchange”	The Stock Exchange of Hong Kong Limited
“Threshold”	being 2.5% when the relevant amount on an annual basis is expressed in terms of the percentage ratios (as defined in Chapter 14A of the Listing Rules), or HK$10,000,000 provided that each of such percentage ratios is on an annual basis equal to or more than 2.5% but less than 25%
“HK$”	Hong Kong dollars

By Order of the Board
Dr. Brian Lo
Company Secretary

Hong Kong, 2 December 2004

The Directors as at the date of this announcement are as follows:

Executive Directors:	Chen Zhaobin and Tong Xudong
Non-Executive Directors:	Liu Ji Yuan (Chairman), Zhang Hainan (Deputy Chairman), Lim Toon, Wu Zhen Mu, Tay Chek Khoon, Yin Yen-liang, Tseng Ta-mon (Alternate Director to Yin Yen-liang) and Lim Wee Seng (Alternate Director to Lim Toon and Tay Chek Khoon)
Independent Non-Executive Directors	Yuen Pak Yiu, Philip, Huan Guocang and Lui King Man

FORWARD LOOKING STATEMENTS

     This report contains statements and other information made by or on behalf of APT Satellite Holdings Limited (the “Company”) that constitute “forward-looking” statements within the meaning of Private Securities Litigation Reform Act of 1995. Statements that are not historical facts are forward-looking statements. By their nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and actual results could be materially different from those expressed or implied by forward-looking statements.

     Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Forward statements herein may include, without limitation, statements relating to the Company’s expectations, plans, objectives or goals relating to (i) its operations and financial results; (ii) launch schedules and anticipated transponder utilization; (iii) the technical capabilities of the APSTAR System; (iv) customer demand for the Company’s system; (v) strategic relationships that impact its operations; (vi) its funding needs and sources; (vii) satellite communications regulatory matters; (viii) the pricing of its services, (ix) its competitors and their services; and (x) actions of the Company’s suppliers, vendors and service providers.

     The Company cautions you that a number of important factors could cause the Company’s results of operations to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: (i) technological risks related to the development, operation and maintenance of various components of the APSTAR System; (ii) delays and cost overruns related to the construction, deployment and maintenance of the Company’s APSTAR System; (iii) risks related to the operation and maintenance of the Company’s new satellites, APSTAR V and APSTAR VI; (iv) competition from other satellite operators and a number of existing satellite systems that provide similar services in various markets.; (v) actions taken by regulators with respect to the Company’s business and practices in one or more of the countries in which the Company conducts its operations; (vi) the Company’s capital structure and its ability to maintain sufficient liquidity and access capital markets; (vii) customer demand for the services of the Company’s satellite transponders and the perceived overall value of these services by customers; (viii) the ability to increase market share and control expenses; (ix) the ability of counterparties to meet their obligations to the Company; (x) the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which the Company conducts its operations; (xi) the effects of changes in laws, regulations or accounting policies or practices; (xiv) the ability to retain and recruit qualified personnel; (xii) the strength of the global economy in general and the strength of the economies of the countries in which the Company conducts its operations in particular; (xiii) political and social developments, including war, civil unrest or terrorist activity; and (xiv) the Company’s success at managing the risks involved in the foregoing.

     The Company cautions you that the foregoing list of important factors is not exclusive; when evaluating forward-looking statements, you should carefully consider the foregoing factors as well as the risks identified in the Company’s most recently filed Form 20-F and reports on Form 6-K furnished to the US Securities and Exchange Commission. These and other factors could result in the forward-looking statements proving to be inaccurate and may materially affect the Company’s operations. The Company does not undertake any obligation to publicly release any revisions to the forward-looking statements contained in this report, or to update them to reflect events or circumstances occurring after the date of this report, or to reflect the occurrence of unanticipated events.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

APT Satellite Holdings Limited
Date: December 3, 2004.	By /s/ Chen Zhaobin
Chen Zhaobin
Executive Director and President